EMPRESAS ICA, S.A.B. DE C.V.

November 19, 2015

VIA EDGAR TRANSMISSION

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re: Empresas ICA, S.A.B. de C.V.

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed April 30, 2015

File No. 1-11080

Dear Mr. Cash:

By letter dated October 22, 2015, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the response letter dated September 25, 2015 submitted by the ICA Corporation (Empresas ICA, S.A.B de C.V. or the “Company”). The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

(All amounts are expressed in thousands of Mexican pesos, except earnings per share)

Form 20-F for the Fiscal Year Ended December 31, 2014

Consolidated Financial Statements, page F-1

Note 7. Customers, page F-49

1. We note your response to prior comment three. It appears to us that your presentation of the average age (days) metric, appearing in the “accounts past due, but not impaired” section, seems to imply that this metric only applies to past due receivables. However, the calculation that you have presented in your response actually represents the average age (days) of all accounts receivable, and is not solely based upon past due receivables. In this regard, please revise future filings to change where this information is presented in your footnote, and more clearly state what this metric represents, how it is calculated, and what items are omitted in your calculation.

Response:

Pursuant to the Staff’s request, we will revise future filings to change where this average age (days) metric is presented in our footnote, and more clearly state what this metric represents, how it is calculated, and what items are omitted in our calculation.

2. We refer to your revised calculation of the average age of accounts receivable for 2014 that you have provided in your response letter. It appears to us that revenues, excluding ANESA revenues, should also exclude the revenue from the fair value on the initial recognition of real estate inventories. Please provide us with your revised calculation or explain to us why this item should be included.

Response:

We agree with the Staff that revenues in the calculation of average age (days) of accounts receivable should exclude revenue from the fair value on the initial recognition of real estate inventories. We provide the Staff with the revised calculation below, which will be the basis for our disclosure of average age of accounts receivable in future filings:

Modified disclosure:

	December 31,
	2014	2013

Average age (days)	217	240

The data used in the calculation were as follows:

	December 31,
	2014	2013
	(Thousands of pesos)

Revenues except fair value on initial recognition of real estate inventories and ANESA, see paragraph (a)	34,627,445	28,581,294
Average accounts receivable, see paragraph (b)	20,791,536	19,106,460
Turnover of accounts receivable	1.66	1.50

Days a year	360	360
Turnover of accounts receivable	1.66	1.50

Average age (days)	217	240

a.	Revenues, excluding fair value on initial recognition of real estate inventories and ANESA:
	Year Ended December 31,
	2014	2013
	(Thousands of pesos)

Total revenues as presented in consolidated statements of results and other comprehensive (loss) income for the year ended in December 31, 2014 and 2013	$36,757,194	$29,556,198
Fair value on initial recognition of real estate inventories	(1,099,381)	—
ANESA revenues	(1,030,368)	(974,904)

Revenues, excluding ANESA revenues and fair value on initial recognition of real estate inventories	$34,627,445	$28,581,294

b.	Average accounts receivable:

	December 31,
	(Thousands of pesos)
	2014	2013	2012

Current accounts receivable due from clients, as disclosed in Note 7.a, before allowance for doubtful accounts	$18,392,153	$16,897,714	$17,621,515
Balances of ANESA, a long-term construction contract	(186,645)	—	—
Current accounts receivable due from clients	18,205,508	16,897,714	17,621,515

Long-term accounts receivable due from clients, as disclosed in Note 7.c, before allowance for doubtful accounts	17,478,389	13,304,131	11,733,942

Balances of ANESA, a long-term construction contract:
Billings on contracts	(8,459,849)	(8,830,366)	(6,706,365)
Guaranteed return	(3,321,068)	(2,296,030)	(1,463,829)
Cost and estimated earnings in excess of billings on uncompleted contracts	(699,202)	(696,155)	(1,351,638)

Total ANESA account receivable	(12,480,119)	(11,822,551)	(9,521,832)

Long-term accounts receivable due from clients excluding ANESA	4,998,270	1,481,580	2,212,110

Total of accounts receivable due from clients, short- and long-term	23,203,778	18,379,294	19,833,625

Average accounts receivable due from clients	$20,791,536	$19,106,460

3. We note your response to prior comment four. Please tell us the following:

•	Tell us the status of the new lawsuit against the Government of the Federal District, for amounts approximating Ps.726,000,000, and why you believe it is a “high possibility” of recovering your portion of this amount given the nature and extent of the current lawsuit which has yet to reach a final conclusion.

We respectfully inform the Staff that the new lawsuit against the Government of the Federal District, for amounts approximating Ps.726,000,000, has not yet been filed due to a pending ruling by the Mexican Supreme Court regarding a conflict of jurisdiction for the other lawsuits linked to Line 12 project. We are continuing to gather technical information that is required in order to properly prepare the lawsuit. Nevertheless, based on the information that has already been gathered and on the advice of our counsel, management still believes that there would be a high possibility of recovering the amounts that would be included in this lawsuit, primarily because this lawsuit will include (i) several technical claims that are related to the original lawsuit but arose after the first lawsuit was filed, and which the original technical expert did not have the opportunity to consider at the time the original report was prepared; (ii) extra maintenance and works required and requested by the government, outside of the original mandatory maintenance period; (iii) costs related to the settlement proposed for the original lawsuit, and (iv) finance costs related to points (i) and (ii) above.

We expect to file this lawsuit once the Mexican Supreme Court resolves the jurisdictional conflict issue it is considering, and once the information-gathering necessary to file is completed.

•	Tell us if the costs of Ps.726,000,000 are included in any billed or unbilled amounts in your financial statements. To the extent these costs are not included in your cost and estimated earnings in excess of billings on uncompleted contracts, it is unclear why this amount would be included in your reconciliation provided in response to comment 4; and

We respectfully inform the Staff that ICA’s share of the Ps.726,000,000 in costs is 81.39%, or Ps.590,000,000, as set forth in the table below. The amount of Ps.590,000,000 is included in the total balance expected to be recovered from the Line 12 project of Ps.3,786 million within cost and estimated earnings in excess of billings on uncompleted contracts, before allowance for doubtful accounts, as set forth in the table below.

The following table was included in our response letter dated September 25, 2015:

December 31, 2014
(Thousands pesos)

Arbitration (sum of 2,247,913 and 398,000)	$2,645,913
Additional amount in new lawsuit	726,000
Total claim amount in lawsuit	3,371,913

Percentage corresponding to ICA	81.39%
Receivable by ICA	$2,744,400

Carrying amount of the receivable:

Billings on contracts	$41,205
Cost and estimated earnings in excess of billings on uncompleted contracts (which includes the Ps.590.9 million representing ICA’s share in costs, as described above)	3,745,394
3,786,599

Difference between the carrying amount of the Metro Line 12 receivable, as compared to the claim amount under the new lawsuit that corresponds to ICA, a portion of which has been reserved as of December 31, 2014	$(1,042,199)

•	Please tell us when you recorded the Ps. 954,000,000 reserve and confirm to us that the amount reserved of Ps.954,000,000 is included in the allowance for doubtful accounts for long-term customers at December 31, 2014.

We respectfully inform the Staff that until December 31, 2013 Ps.422,000,000 was included as allowance for doubtful accounts for the Line 12 project. Subsequently, an increase of Ps.532,000,000 in such reserve was recorded during 2014. Therefore, a total of Ps. 954,000,000 was included in allowance for doubtful accounts for long-term customers at December 31, 2014. As mentioned in Note 7 (c) to our consolidated financial statements, during 2014, certain accounts receivable were reclassified from current to long-term; consequently, the corresponding allowance for doubtful accounts was also reclassified.

Note 29. Contingencies, page F-111

ICAMEX – TERMOTECNICA, page F-116

4.	We note your response to prior comment five. Please expand your disclosure in future filings to provide the information you presented in your response letter and ensure your disclosure complies with IAS 37.

Response:

Pursuant to the Staff’s request, the Company will, to the extent material, provide the disclosure on ICAMEX – TERMOTECNICA presented in our response letter and will ensure our disclosure complies with IAS 37.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge U. Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[signature page follows]

Sincerely,

/s/Gabriel de la Concha Guerrero

Gabriel de la Concha Guerrero

Chief Financial Officer

cc:       Alonso Quintana Kawage

The ICA Corporation

Jorge U. Juantorena

Cleary Gottlieb Steen & Hamilton LLP

Sergio Vargas Vargas

Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited